SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

PLC SYSTEMS INC.

(Name of Issuer)

COMMON STOCK, WITHOUT PAR VALUE

(Title of Class of Securities)

69341D104

(CUSIP Number)

Copy to:
Harvey Kesner, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, NY 10006

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 22, 2013

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

(Page 1 of  6 Pages)

CUSIP No. 69341D104

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 6,469,467(1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 6,469,467(2)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 6,469,467(1)
PERSON WITH	8	SHARED DISPOSITIVE POWER 6,469,467(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,469,467(1)(2)
10

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
The aggregate amount in Row 9 represents the maximum amount of shares that the Reporting Persons can beneficially control under a contractually stipulated 9.99% ownership restriction as of March 25, 2013.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (3)
12	TYPE OF REPORTING PERSON* IN

(1)
Representing the maximum amount of shares that the Reporting Persons can beneficially control under a contractually stipulated 9.99% ownership restriction as of March 25, 2013. Mr. Honig owns (i) 3,829,167 shares of common stock, (ii) 1,122,581 shares of common stock issuable upon conversion of a 5% Senior Secured Convertible Debenture at a conversion price of $0.10 and (iii) 9,381,580 shares of common stock issuable upon exercise of warrants.

(2)
Representing the maximum amount of shares that the Reporting Persons can beneficially control under a contractually stipulated 9.99% ownership restriction as of March 25, 2013. The securities are held by GRQ Consultants, Inc. 401K Plan (“GRQ 401K and include (i) 1,000,000 shares of common stock, (ii) 1,683,871 shares of common stock issuable upon conversion of a 5% Senior Secured Convertible Debenture at a conversion price of $0.10 and (iii) 15,500,000 shares of common stock issuable upon exercise of warrants

(3)
All of the Reporting Person’s debentures and warrants contain a blocker provision under which the Reporting Person can only convert his debentures or exercise his warrants to a point where he would own a maximum of 9.99% of the total shares outstanding.

CUSIP No. 69341D104

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. 401K Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 6,469,467(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 6,469,467(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,469,467(1)
10

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
The aggregate amount in Row 9 represents the maximum amount of shares that the Reporting Persons can beneficially control under a contractually stipulated 9.99% ownership restriction as of March 25, 2013.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (2)
12	TYPE OF REPORTING PERSON* OO

(1)
Representing the maximum amount of shares that the Reporting Persons can beneficially control under a contractually stipulated 9.99% ownership restriction as of March 25, 2013. The securities are held by GRQ Consultants, Inc. 401K Plan (“GRQ 401K”) and include (i) 1,000,000 shares of common stock, (ii) 1,683,871 shares of common stock issuable upon conversion of a 5% Senior Secured Convertible Debenture at a conversion price of $0.10 and (iii) 15,500,000 shares of common stock issuable upon exercise of warrants

(2)
All of the Reporting Persons’ debentures and warrants contain a blocker provision under which the Reporting Persons can only convert the debentures or exercise the warrants to a point where he would own a maximum of 9.99% of the total shares outstanding.

Item 1(a). Name of Issuer:

PLC Systems Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

459 Fortune Boulevard, Milford, MA 01757

Item 2(a). Name of Person Filing.

The statement is filed on behalf of Barry Honig and GRQ Consultants, Inc. 401K Plan (“GRQ 401K” and together with Mr. Honig, the “Reporting Persons”).

Item 2(b). Address of Principal Business Office or, if None, Residence.

555 South Federal Highway #450, Boca Raton, FL 33432

Item 2(c). Citizenship.

United States/Florida

Item 2(d). Title of Class of Securities.

Common Stock, without par value.

Item 2(e). CUSIP Number.

69341D104

Item 3. Type of Person

Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned: 6,469,467 (1)(2).

(b) Percent of class: 9.99%(3).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 6,469,467 (1).

(ii) Shared power to vote or to direct the vote: 6,469,467 (2).

(iii) Sole power to dispose or to direct the disposition of: 6,469,467 (1).

(iv) Shared power to dispose or to direct the disposition of: 6,469,467 (2).

(1)
Representing the maximum amount of shares that the Reporting Persons can beneficially control under a contractually stipulated 9.99% ownership restriction as of March 25, 2013. Mr. Honig owns (i) 3,829,167 shares of common stock, (ii) 1,122,581 shares of common stock issuable upon conversion of a 5% Senior Secured Convertible Debenture at a conversion price of $0.10 and (iii) 9,381,580 shares of common stock issuable upon exercise of warrants.

(2)
Representing the maximum amount of shares that the Reporting Persons can beneficially control under a contractually stipulated 9.99% ownership restriction as of March 25, 2013. The securities are held by GRQ Consultants, Inc. 401K Plan (“GRQ 401K”) and include (i) 1,000,000 shares of common stock, (ii) 1,683,871 shares of common stock issuable upon conversion of a 5% Senior Secured Convertible Debenture at a conversion price of $0.10 and (iii) 15,500,000 shares of common stock issuable upon exercise of warrants

(3)
All of the Reporting Persons’ debentures and warrants contain a blocker provision under which the Reporting Persons can only convert the debentures or exercise the warrants to a point where he would own a maximum of 9.99% of the total shares outstanding.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GRQ Consultants, Inc. 401K Plan
Date: March 25, 2013	By:	/s/ Barry Honig
Barry Honig

Date: March 25, 2013	By:	/s/ Barry Honig
Barry Honig